                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of December 2002
                          Commission File Number 1-8320
                                                 ------

                                  Hitachi, Ltd.
                                  -------------
                 (Translation of registrant's name into English)

          6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan
          -------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F      X              Form 40-F
                       -------                      ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            -------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                    No     X
                   -------               -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -------

This report on Form 6-K contains the following:

1. Press release dated December 2, 2002 regarding U.S. Federal Trade Commission's approval of Hitachi-IBM hard disk drive venture.

2. Consolidated financial statements for the first half of the fiscal year ending March 31, 2003.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                                      Hitachi, Ltd.
                                         ---------------------------------------
                                                      (Registrant)





Date          January 8, 2003           By         /s/ Kazuo Kumagai
       ------------------------------      ------------------------------------
                                           Kazuo Kumagai
                                           Executive Vice President and Director

                                                           FOR IMMEDIATE RELEASE

Contacts:
Yasuo Hirano
Hitachi, Ltd.
+81-3-3258-2057
yasuo_hirano@hdq.hitachi.co.jp

Matt Takahashi
Hitachi America, Ltd.
650-244-7902
masahiro.takahashi@hal.hitachi.com

Kim Nguyen
IBM Storage Technology Division
408-256-7589
ktnguyen@us.ibm.com

                     U.S. Federal Trade Commission Approves
                       Hitachi-IBM Hard Disk Drive Venture

TOKYO, Japan and SAN JOSE, Calif. -- December 2, 2002 - Hitachi, Ltd. (NYSE:
HIT, TSE: 6501) and IBM Corporation (NYSE: IBM) today announced that on
November 27 the U.S. Federal Trade Commission (FTC) approved plans by Hitachi and IBM to combine their hard disk drive operations, forming a new company to be called Hitachi Global Storage Technologies.

Hitachi and IBM previously received antitrust approval for the proposed transaction from the European Commission, the Japan Fair Trade Commission, Brazil's Conselho Administrativo de Defesa Economica (CADE) and Taiwan's Fair Trade Commission.

Hitachi and IBM are waiting to receive approval from one jurisdiction.


                                   - # # # -

                         HITACHI, LTD. AND SUBSIDIARIES


                        Consolidated Financial Statements
                                       and
                               Segment Information


                       Six months ended September 30, 2002

CONSOLIDATED BALANCE SHEETS
Hitachi, Ltd. and Subsidiaries
September 30, 2002 and March 31, 2002


                                                                                                           Thousands of
                                                                             Millions of yen           U.S. dollars (note 2)
                                                                    -------------------------------    --------------------
                                                                     September 30,      March 31,          September 30,
Assets                                                                    2002            2002                 2002
                                                                    --------------    -------------       --------------
Cash and cash equivalents                                                 875,212        1,029,374           7,115,545
Short-term investments (note 3)                                           160,862          178,933           1,307,821
Trade receivables, net of allowance for doubtful receivables and unearned income-
       September 30, 2002 JPY 44,517 million ($361,927 thousand);
       March 31, 2002 JPY 35,891 million:
     Notes (note 6)                                                       184,194          204,855           1,497,512
     Accounts (note 6)                                                  1,666,468        1,895,150          13,548,520
Inventories (note 4)                                                    1,193,242        1,214,399           9,701,155
Prepaid expenses and other current assets                                 451,804          457,392           3,673,203
Investment in leases (note 6)                                             459,526          527,432           3,735,984
Investments and advances, including affiliated companies (note 3)         773,211          834,907           6,286,268
Property, plant and equipment (note 5):
     Land                                                                 380,504          383,781           3,093,529
     Buildings                                                          1,738,666        1,748,509          14,135,496
     Machinery and equipment                                            5,462,178        5,510,651          44,407,951
     Construction in progress                                             101,880           97,790             828,293
                                                                     ------------     ------------        ------------
                                                                        7,683,228        7,740,731          62,465,269
     Less accumulated depreciation                                      5,234,418        5,226,307          42,556,244
                                                                     ------------     ------------        ------------
          Net property, plant and equipment                             2,448,810        2,514,424          19,909,025
                                                                     ------------     ------------        ------------



Other assets (note 7)                                                   1,146,983        1,058,788           9,325,065
                                                                     ------------     ------------        ------------
                                                                        9,360,312        9,915,654          76,100,098
                                                                     ============     ============        ============



          See accompanying notes to consolidated financial statements.

                                                                                                                   Thousands of
                                                                                 Millions of yen               U.S. dollars (note 2)
                                                                        ---------------------------------     ----------------------
                                                                        September 30,         March 31,            September 30,
Liabilities and Stockholders' Equity                                        2002                2002                   2002
                                                                        -------------       -------------          -------------
Short-term debt                                                               737,693             833,838             5,997,504
Current installments of long-term debt                                        497,398             366,083             4,043,886
Trade payables:
   Notes                                                                       77,979              92,799               633,976
   Accounts                                                                   970,253             991,037             7,888,236
Accrued expenses                                                              707,560             882,148             5,752,520
Income taxes                                                                   59,670              60,518               485,122
Advances received                                                             293,623             334,172             2,387,179
Other current liabilities                                                     305,460             324,670             2,483,415
Long-term debt                                                              1,541,809           1,798,303            12,535,032
Retirement and severance benefits                                           1,000,985           1,049,054             8,138,089
Other liabilities                                                              74,443              80,064               605,228
                                                                        -------------       -------------        --------------
         Total liabilities                                                  6,266,873           6,812,686            50,950,187
                                                                        -------------       -------------        --------------

Minority interests                                                            802,071             798,744             6,520,903

Stockholders' equity:
   Common stock                                                               282,032             282,032             2,292,943
   Capital surplus                                                            530,460             527,010             4,312,683
   Legal reserve                                                              110,960             110,751               902,114
   Retained earnings                                                        1,650,947           1,643,248            13,422,333
   Accumulated other comprehensive loss:
      Foreign currency translation adjustments                                (56,624)            (38,012)             (460,358)
      Minimum pension liability adjustments                                  (243,059)           (260,100)           (1,976,089)
      Net unrealized holding gain on available-for-sale securities             17,621              39,997               143,260
      Net unrealized loss on derivative financial instruments                    (260)               (369)               (2,114)
   Treasury stock                                                                (709)               (333)               (5,764)
                                                                        -------------       -------------        --------------
         Total stockholders' equity                                         2,291,368           2,304,224            18,629,008
Commitments and contingencies (note 10)
                                                                        -------------       -------------        --------------
                                                                            9,360,312           9,915,654            76,100,098
                                                                        =============       =============        ==============


          See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
Hitachi, Ltd. and Subsidiaries
Six months ended September 30, 2002 and 2001

                                                                                                                   Thousands of
                                                                                  Millions of yen             U.S. dollars (note 2)
                                                                          -------------------------------     ----------------------
                                                                              2002                2001                2002
                                                                          -----------          ----------         ------------
Revenues:
   Net sales                                                                3,916,491           3,938,121           31,841,390
   Interest income                                                              6,589              13,304               53,569
   Dividends received                                                           4,392               3,942               35,708
   Other income (note 11)                                                      15,731                   -              127,894
                                                                          -----------          ----------         ------------
         Total revenues                                                     3,943,203           3,955,367           32,058,561

Costs and expenses:
   Cost of sales                                                            2,969,558           3,016,343           24,142,748
   Selling, general and administrative expenses                               885,245             963,888            7,197,114
   Interest charges                                                            17,803              25,900              144,740
   Other deductions (note 11)                                                  24,720              47,777              200,976
                                                                          -----------          ----------         ------------
         Total costs and expenses                                           3,897,326           4,053,908           31,685,578
                                                                          -----------          ----------         ------------
      Income (loss) before income taxes and minority interests                 45,877             (98,541)             372,983

Income taxes:
   Current                                                                     57,559              57,170              467,959
   Deferred                                                                   (36,292)            (39,015)            (295,057)
                                                                          -----------          ----------         ------------
         Total Income taxes                                                    21,267              18,155              172,902
                                                                          -----------          ----------         ------------
      Income (loss) before minority interests                                  24,610            (116,696)             200,081

Minority interests                                                             11,758              (6,153)              95,593
                                                                          -----------        ------------        -------------
   Net income (loss)                                                           12,852            (110,543)             104,488
                                                                          ===========        ============        =============


Net income (loss) per share (note 12):                                                   Yen                  (U.S. dollars (note 2)
--------------------------------------                                          -------------------------      ---------------------
Basic                                                                            3.85              (33.12)                0.03
Diluted                                                                          3.77              (33.12)                0.03



          See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Hitachi, Ltd. and Subsidiaries
Six months ended September 30, 2002 and 2001

                                                                                                                   Thousands of
                                                                                     Millions of yen           U.S. dollars (note 2)
                                                                             ------------------------------    ---------------------
                                                                                 2002               2001               2002
                                                                             ------------      ------------        -----------
Common stock:
   Balance at beginning of period                                                 282,032           281,754          2,292,943
   Conversion of convertible debentures                                                 -                 1                  -
                                                                             ------------      ------------        -----------
   Balance at end of period                                                       282,032           281,755          2,292,943
                                                                             ============      ============        ===========

Capital surplus:

   Balance at beginning of period                                                 527,010           501,243          4,284,634
   Conversion of convertible debentures                                               652                67              5,301
   Increase arising from issuance of subsidiaries' common stock and other           2,798            15,997             22,748
                                                                             ------------      ------------       ------------
   Balance at end of period                                                       530,460           517,307          4,312,683
                                                                             ============      ============       ============

Legal reserve :
   Balance at beginning of period                                                 110,751           109,815            900,415
   Transfers from retained earnings                                                   203               567              1,650
   Transfers to minority interests arising from
     conversion of subsidiaries' convertible debentures                               (18)               (4)              (146)
   Transfers from (to) minority interests arising from
     issuance of subsidiaries' common stock and other                                  24                (5)               195
                                                                             ------------      ------------       ------------
   Balance at end of period                                                       110,960           110,373            902,114
                                                                             ============      ============       ============

Retained earnings:
   Balance at beginning of period                                               1,643,248         2,157,136         13,359,740
   Net income (loss)                                                               12,852          (110,543)           104,488
   Cash dividends                                                                       -           (18,359)                 -
   Transfers to legal reserve                                                        (203)             (567)            (1,651)
   Net transfer to minority interests arising from
     conversion of subsidiaries' convertible debentures                              (263)              (50)            (2,138)
   Net transfer to minority interests arising from
     issuance of subsidiaries' common stock and other                              (4,687)              (38)           (38,106)
                                                                             ------------      ------------       ------------
   Balance at end of period                                                     1,650,947         2,027,579         13,422,333
                                                                             ============      ============       ============

Accumulated other comprehensive income (loss):
   Foreign currency translation adjustments
       Balance at beginning of period                                             (38,012)          (57,647)          (309,041)
       Other comprehensive loss, net of reclassification adjustments              (18,133)           (4,072)          (147,423)
       Net transfer to minority interests arising from
         issuance of subsidiaries' common stock and other                            (479)             (294)            (3,894)
                                                                             ------------      ------------        -----------
       Balance at end of period                                                   (56,624)          (62,013)          (460,358)
                                                                             ============      ============        ===========

   Minimum pension liability adjustments
       Balance at beginning of period                                            (260,100)         (182,936)        (2,114,634)
       Other comprehensive income (loss)                                           17,026               (76)           138,423
       Net transfer from minority interests arising from
         issuance of subsidiaries' common stock and other                              15               195                122
                                                                             ------------      ------------       ------------
       Balance at end of period                                                  (243,059)         (182,817)        (1,976,089)
                                                                             ============      ============       ============

   Net unrealized holding gain on available-for-sale securities
       Balance at beginning of period                                              39,997            51,041            325,179
       Other comprehensive loss, net of reclassification adjustments              (22,369)          (30,894)          (181,862)
       Net transfer from minority interests arising from
         conversion of subsidiaries' convertible debentures                             1                 1                  8
       Net transfer to minority interests arising from
         issuance of subsidiaries' common stock and other                              (8)             (113)               (65)
                                                                             ------------      ------------       ------------
       Balance at end of period                                                    17,621            20,035            143,260
                                                                             ============      ============       ============

   Net unrealized gain on derivative financial instruments
       Balance at beginning of period                                                (369)            1,096             (3,000)
       Other comprehensive income, net of reclassification adjustments                113                 0                919
       Net transfer to minority interests arising from
         issuance of subsidiaries' common stock and other                              (4)                -                (33)
                                                                             ------------      ------------       ------------
       Balance at end of period                                                      (260)            1,096             (2,114)
                                                                             ============      ============       ============

Total accumulated other comprehensive loss                                       (282,322)         (223,699)        (2,295,301)
                                                                             ============      ============       ============

Treasury stock:
     Balance at beginning of period                                                  (333)                -             (2,707)
     Acquisition for treasury                                                        (376)                -             (3,057)
                                                                             ------------       -----------       ------------
     Balance at end of period                                                        (709)                -             (5,764)
                                                                             ============       ===========       ============
            Total stockholders' equity                                          2,291,368         2,713,315         18,629,008
                                                                             ============       ===========       ============
Total comprehensive loss                                                          (10,511)         (145,585)           (85,455)



          See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Hitachi, Ltd. and Subsidiaries
Six months ended September 30, 2002 and 2001


                                                                                                          Thousands of
                                                                              Millions of yen        U.S. dollars (note 2)
                                                                         ------------------------    ---------------------
                                                                            2002          2001               2002
                                                                         ----------    ----------         ----------
Cash flows from operating activities:
     Net income (loss)                                                       12,852      (110,543)           104,488
     Adjustments to reconcile net income (loss) to net cash
       provided by operating activities:
         Depreciation                                                       226,280       258,714          1,839,675
         Deferred income taxes                                              (36,292)      (39,015)          (295,057)
         Equity in earnings of affiliated companies                           8,425        13,556             68,496
         Gain on sale of investments and subsidiaries'
            common stock                                                    (40,333)       (1,805)          (327,911)
         Impairment of investment in securities                              19,636         1,767            159,642
         Loss on sale of rental assets
            and other property                                                4,306        11,451             35,008
         Income (loss) applicable to minority interests                      11,758        (6,153)            95,594
         Decrease in receivables                                            183,658       397,185          1,493,155
         (Increase) decrease in inventories                                  (8,394)       54,629            (68,244)
         Increase in prepaid expenses
            and other current assets                                        (17,594)       (3,206)          (143,041)
         Decrease in payables                                               (25,911)     (273,874)          (210,658)
         Decrease in accrued expenses and retirement
            and severance benefits                                         (176,471)      (51,774)        (1,434,724)
         Increase (decrease) in accrued income taxes                             95       (40,695)               772
         Decrease in other liabilities                                      (18,555)      (47,625)          (150,854)
         Other                                                               48,043        33,711            390,594
                                                                         ----------    ----------         ----------
             Net cash provided by operating activities                      191,503       196,323          1,556,935

Cash flows from investing activities:
     Decrease in short-term investments                                      17,591        53,128            143,016
     Capital expenditures                                                  (155,148)     (226,980)        (1,261,366)
     Purchase of assets to be leased                                       (213,742)     (225,939)        (1,737,740)
     Collection of investment in leases                                     209,869       232,447          1,706,252
     Proceeds from disposal of rental assets
       and other property                                                    63,382        43,235            515,301
     Proceeds from sale of investments and
       subsidiaries' common stock                                            98,169        30,140            798,122
     Purchase of investments and subsidiaries' common stock                 (42,180)      (76,493)          (342,927)
     Purchase of software                                                   (63,245)      (49,594)          (514,187)
     Other                                                                  (43,655)        3,482           (354,918)
                                                                         ----------    ----------         ----------
             Net cash used in investing activities                         (128,959)     (216,574)        (1,048,447)

Cash flows from financing activities:
     Decrease in short-term debt                                            (79,236)      (26,921)          (644,195)
     Proceeds from long-term debt                                           163,608       374,343          1,330,146
     Payments on long-term debt                                            (276,279)     (288,722)        (2,246,171)
     Proceeds from sale of common stock by subsidiaries                       1,464        41,076             11,903
     Dividends paid to stockholders                                             (82)      (18,289)              (666)
     Dividends paid to minority stockholders of subsidiaries                 (6,956)       (7,358)           (56,553)
     Acquisition of common stock for treasury                                  (376)            -             (3,057)
                                                                         ----------    ----------         ----------
             Net cash provided by (used in) financing activities           (197,857)       74,129         (1,608,593)

Effect of exchange rate changes on cash and cash equivalents                (18,849)       (3,883)          (153,244)
                                                                         ----------    ----------         ----------
Net increase (decrease) in cash and cash equivalents                       (154,162)       49,995         (1,253,349)
Cash and cash equivalents at beginning of period                          1,029,374     1,381,603          8,368,894
                                                                         ----------    ----------         ----------
Cash and cash equivalents at end of period                                  875,212     1,431,598          7,115,545
                                                                         ==========    ==========         ==========


          See accompanying notes to consolidated financial statements.

                         HITACHI, LTD. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                       Six months ended September 30, 2002


(1)   Basis of Presentation and Summary of Significant Accounting Policies

      (a)   Basis of Presentation

            Hitachi, Ltd. (the Company) and its domestic subsidiaries maintain their books of account in conformity with the financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

            The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

      (b)   Principles of Consolidation

            The consolidated financial statements include the accounts of the Company and those of its majority-owned subsidiaries, whether directly or indirectly controlled. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation. The investments in affiliated companies are stated at their underlying equity value, and the appropriate portion of the earnings of such companies is included in consolidated income.

      (c)   Investment in Securities

            The Company classifies investments in securities that have readily determinable fair values and all investments in debt securities in three categories, such as held-to-maturity securities, trading securities and available-for-sale securities.

            Held-to-maturity securities are debt securities that the Company has the positive intent and ability to hold to maturity. Trading securities are debt and equity securities that are bought and held principally for the purpose selling them in the near term. Available-for-sale securities are debt and equity securities not classified as either held-to-maturity securities or trading securities.

            Held-to-maturity securities are reported at amortized cost. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities are reported at fair value, with unrealized gains and losses reported in other comprehensive income.

            A decline in fair value of any available-for-sale or held-to-maturity security below the amortized cost basis that is deemed to be other than temporary results in a write-down of the cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings.

            The cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings was determined by the average method.

      (d)   Securitization

            The Company and certain subsidiaries have securitized certain financial assets such as lease receivables, trade receivables and others. In the securitization process, securitized assets are sold to Special Purpose Entities (SPE) which are funded through the issuance of asset-backed securities to the investors. When the Company and its subsidiaries sell the financial assets to the SPE in a securitization transaction, the carrying amount of the financial assets is allocated based on relative fair values to the portions to be retained and sold. The Company and its subsidiaries recognize a gain or loss for the difference between the net proceeds received and the allocated carrying amount of the assets sold when the transaction is consummated.
            Fair values are based on the present value of estimated future cash flows which takes into consideration various factors such as expected credit loss and others.

      (e)   Goodwill and Other Intangible Assets

            Effective April 1, 2002, the Company accounts for its goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards (SFAS) No.142, "Goodwill and Other Intangible Assets." Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead tested for impairment at least annually in accordance with the provisions of this statement. Intangible assets with finite useful lives are amortized over their respective estimated useful lives. The Company reviews these assets for impairment in accordance with SFAS No.144 "Accounting for the Impairment or Disposal of Long-Lived Assets."

      (f)   Capitalized Software Costs

            Capitalized software costs are amortized on an individual basis, and the amortization is based on the ratio of the amortization computed based on the software's expected future revenue to current year's revenue.

      (g)   Retirement and Severance Benefits

            The Company accounts for retirement and severance benefits in accordance with SFAS No. 87, "Employers' Accounting for Pensions." Unrecognized gains and losses are amortized using the straight-line method over the average remaining service period of active employees.

      (h)   Derivative Financial Instruments

            The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No.133 requires that all derivative financial instruments, such as forward exchange and interest rate swap contracts, be recognized in the financial statements as either assets or liabilities and measured at fair value regardless of the purpose or intent for holding them.
            The Company designates and accounts for derivatives as follows:

            o "Fair value" hedge: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded in earnings if the hedge is considered highly effective.

            o "Cash flow" hedge: a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability. The changes in the fair value of the derivatives designated as cash flow hedges are recorded as other comprehensive income if the hedge is considered highly effective. This treatment is continued until earnings are affected by the variability in cash flows or the unrecognized firm commitment of the designated hedged item.

            o "Foreign currency" hedge: a hedge of foreign-currency fair value or cash flow. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded as either earnings or other comprehensive income if the hedge is considered highly effective. Recognition as earnings or other comprehensive income is dependent on the treatment of foreign currency hedges as fair value or cash flow hedges.

            The Company follows the documentation requirements as prescribed by the standard, which includes the risk management objective and strategy for undertaking various hedge transactions. In addition, a formal assessment is made at the hedge's inception and periodically on an ongoing basis, as to whether the derivative used in hedging activities is highly effective in offsetting changes in fair values or cash flows of hedged items. Hedge accounting is discontinued for ineffective hedges, if any. Subsequent changes in the fair value of derivatives related to discontinued hedges are recognized in earnings immediately.

      (i)   Revenue Recognition

            Staff Accounting Bulletin No.101 (SAB 101) expresses certain views of the United States Securities and Exchange Commission (SEC) in applying generally accepted accounting principles to revenue recognition in the financial statements. Under SAB101, revenue is recognized when persuasive evidence of an arrangement exits, delivery has occurred or services are rendered, the sales price is fixed and determinable and collectibility is probable.

            These criteria are met for the Company's sales and related cost of sales and revenue is generally recognized when products are shipped, delivered and services are rendered. Sales and related cost of sales under certain long-term construction contracts are recognized under the percentage of completion method. Income on financing leases is recognized by a method which produces a constant periodic rate of return on the outstanding investment in the lease. The Company's products are generally subject to warranty and the Company provides for the estimated future costs of repair and replacement in cost of sales when sales are recognized.

      (j)   Business Combination

            The Company uses the purchase method of accounting for business combinations in accordance with SFAS No.141, "Business Combination".

      (k)   Treasury Stock

            Treasury stock is accounted for by the cost method.

      (l)   Stock-based Compensation

            The Company accounts for its stock option plan in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, the Company recognizes no compensation expense related to employee stock options, as no options are granted at a price below the market price on the day of grant.

            SFAS No. 123, "Accounting for Stock-based Compensation," prescribes the recognition of compensation expense based on the fair value of options on the grant date. Continuous application of APB No. 25 is allowed under this standard if certain pro forma disclosures are made assuming hypothetical fair value method application. The Company elected to continue applying APB No. 25 and provide pro forma disclosure in accordance with SFAS No. 123.

      (m)   Disclosures about Segments of an Enterprise and Related Information

            SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued in June 1997. This standard establishes standards for the manner in which a public business enterprise is required to report financial and descriptive information about its operating segments. This standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information is required to be disclosed for each operating segment. Further, this standard requires the disclosure of information concerning revenues derived from the enterprise's products or services, countries in which it earns revenue or holds assets and major customers. This standard is effective for the Company's fiscal year ended March 31, 1999. However, foreign issuers are presently exempted from the segment disclosure requirements of SFAS No. 131 in Securities Exchange Act filings with the SEC, and the Company has not presented the segment information required to be disclosed in the footnotes to the consolidated financial statements under SFAS No. 131.

      (n)   New Accounting Standards

            In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required and plans to adopt the provisions of SFAS No. 143 for the fiscal year beginning April 1, 2003.

            In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies the FASB's Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination covered by EITF Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination," or with a disposal activity covered by SFAS No. 144. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and measured at fair value. The provisions of the statement are effective for exit or disposal activities that are initiated after December 31, 2002. Management does not anticipate the adoption of this statement to have a material effect on the Company's financial position or results of operations on the date of adoption.

(2)   Basis of Financial Statement Translation

      The accompanying consolidated financial statements are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of JPY 123=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of September 30, 2002. This translation should not be construed as a representation that all amounts shown could be converted into U.S. dollars.

(3)   Investment in Securities

      The following is a summary of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheets classification as of September 30, 2002 and March 31, 2002.

                                                               Millions of yen
                                            ---------------------------------------------------
                                                             September 30, 2002
                                            ---------------------------------------------------
                                            Amortized        Gross        Gross      Aggregate
                                            cost basis       gains        losses     fair value
                                            ----------      -------      -------     ----------
      Short-term investments:
           Debt securities                      58,332          118           65        58,385
           Other securities                     18,156          180           65        18,271
                                               -------       ------       ------        ------
                                                76,488          298          130        76,656
      Investments and advances:
           Equity securities                   146,569       73,937        8,516       211,990
           Debt securities                     126,045          394        3,203       123,236
           Other securities                     27,431           57          813        26,675
                                               -------       ------       ------       -------
                                               300,045       74,388       12,532       361,901
                                               -------       ------       ------       -------
                                               376,533       74,686       12,662       438,557
                                               =======       ======       ======       =======

                                                          Thousands of U.S. dollars
                                            ---------------------------------------------------
                                                             September 30, 2002
                                            ---------------------------------------------------
                                            Amortized        Gross        Gross      Aggregate
                                            cost basis       gains        losses     fair value
                                            ----------     --------      -------     ----------
      Short-term investments:
           Debt securities                     474,244          959          528       474,675
           Other securities                    147,610        1,463          529       148,544
                                             ---------      -------      -------     ---------
                                               621,854        2,422        1,057       623,219
      Investments and advances:
           Equity securities                 1,191,618      601,114       69,236     1,723,496
           Debt securities                   1,024,756        3,203       26,040     1,001,919
           Other securities                    223,016          464        6,610       216,870
                                             ---------      -------      -------     ---------
                                             2,439,390      604,781      101,886     2,942,285
                                             ---------      -------      -------     ---------
                                             3,061,244      607,203      102,943     3,565,504
                                             =========      =======      =======     =========

                                                              Millions of yen
                                            ---------------------------------------------------
                                                               March 31, 2002
                                            ---------------------------------------------------
                                            Amortized        Gross        Gross      Aggregate
                                            cost basis       gains        losses     fair value
                                            ----------     --------      -------     ----------
      Short-term investments:
           Debt securities                      62,114           48           51        62,111
           Other securities                     31,717            4          172        31,549
                                               -------      -------       ------       -------
                                                93,831           52          223        93,660
      Investments and advances:
           Equity securities                   173,204      116,411        7,093       282,522
           Debt securities                     125,059          589        4,276       121,372
           Other securities                     36,741          234          872        36,103
                                               -------      -------       ------       -------
                                               335,004      117,234       12,241       439,997
                                               -------      -------       ------       -------
                                               428,835      117,286       12,464       533,657
                                               =======      =======       ======       =======

      Debt securities consist mainly of national, local and foreign governmental bonds, debentures issued by banks and corporate bonds. Other securities consist mainly of investment trusts.

      The proceeds from sale of available-for-sale securities for the six months ended September 30, 2002 and 2001 are JPY 68,057 million ($553,309 thousand) and JPY 35,381 million, respectively. The gross realized gains on the sale of those securities for the six months ended September 30, 2002 and 2001 are JPY 25,905 million ($210,610 thousand) and JPY 3,989 million, respectively, while gross realized losses on the sale of those securities for the six months ended September 30, 2002 and 2001 are JPY 1,099 million ($8,935 thousand) and JPY 303 million, respectively.

      The changes in net unrealized holding gain on available-for-sale securities which has been included in accumulated other comprehensive income for the six months ended September 30, 2002 and 2001 are a decrease of JPY 22,376 million ($181,919 thousand) and a decrease of JPY 31,006 million, respectively.

      Various held-to-maturity securities are held by certain subsidiaries. Securities classified as Short-term investments in the consolidated balance sheet amounted to JPY 3,950 million ($32,114 thousand) and JPY 4,866 million as of September 30, 2002 and March 31, 2002, respectively. Securities classified as Investments and advances amounted to JPY 2,062 million ($16,764 thousand) and JPY 6,151 million as of September 30, 2002 and March 31, 2002, respectively. Gross unrealized holding gains and losses of these securities were not material.

      Trading securities classified as Short-term investments as of September 30, 2002 and March 31, 2002, which consist mainly of investments in trust accounts, are JPY 80,256 million ($652,488 thousand) and JPY 80,407 million, respectively.

      The portions of trading losses for the six months ended September 30, 2002 and 2001 that relate to trading securities still held at the balance sheet date are JPY 1,090 million ($8,862 thousand) and JPY 17,553 million, respectively.

      The contractual maturities of debt securities and other securities classified as Investment and advances in the consolidated balance sheet as of September 30, 2002 are as follows:

                                                 Millions of yen
                                  ----------------------------------------------
                                               September 30, 2002
                                  ----------------------------------------------
                                  Held-to-           Available-
                                  Maturity            for-sale            Total
                                  --------           ----------          -------
      Due within five years         1,542              45,731             47,273
      Due after five years            520             104,180            104,700
                                    -----             -------            -------
                                    2,062             149,911            151,973
                                    =====             =======            =======

                                            Thousands of U.S. dollars
                                  ----------------------------------------------
                                                September 30, 2002
                                  ----------------------------------------------
                                  Held-to-           Available-
                                  Maturity            for-sale          Total
                                  --------           ----------        -------
      Due within five years        12,536              371,797           384,333
      Due after five years          4,228              846,992           851,220
                                   ------            ---------         ---------
                                   16,764            1,218,789         1,235,553
                                   ======            =========         =========

      Expected redemptions may differ from contractual maturities because these securities are redeemable at the option of the issuers.

      The aggregate fair values of investments in affiliated companies based on the quoted market price as of September 30, 2002 and March 31, 2002 are JPY 208,463 million ($1,694,821 thousand) and JPY 241,589 million, respectively. The aggregate carrying amount of such investments as of September 30, 2002 and March 31, 2002 are JPY 157,802 million ($1,282,943 thousand) and JPY 167,805 million, respectively.

(4)   Inventories

      Inventories as of September 30, 2002 and March 31, 2002 are summarized as follows:

                                                                    Thousands of
                                         Millions of yen            U.S. dollars
                                 ---------------------------       -------------
                                 September 30,     March 31,       September 30,
                                     2002             2002             2002
                                 -------------     ---------       -------------
      Finished goods               385,374           347,391          3,133,122
      Work in process              649,555           711,226          5,280,935
      Raw materials                158,313           155,782          1,287,097
                                 ---------         ---------          ---------
                                 1,193,242         1,214,399          9,701,154
                                 =========         =========          =========

(5)   Leases

      Certain subsidiaries are the lessor of manufacturing machinery and equipment under operating leasing arrangements with terms ranging from 3 to 6 years.

      Machinery and equipment at cost under operating leases and accumulated depreciation as of September 30, 2002 amounted to JPY 1,135,959 million ($9,235,439 thousand) and JPY 824,445 million ($6,702,805 thousand), respectively. The leased assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives.

      The following table shows the future minimum lease receivables of non-cancelable operating leases as of September 30, 2002:

                                                    Millions of     Thousands of
      Years ending September 30                        yen          U.S. dollars
      -------------------------                     -----------     ------------
      2003                                            48,574           394,911
      2004                                            38,993           317,016
      2005                                            26,457           215,097
      2006                                            13,107           106,561
      2007                                             4,705            38,252
      Thereafter                                       3,419            27,797
                                                     -------         ---------
      Total minimum payments to be received          135,255         1,099,634
                                                     =======         =========

      The Company and certain subsidiaries lease certain manufacturing machinery and equipment under operating leasing arrangements.

      The following table shows the future minimum lease payments of non-cancelable operating leases as of September 30, 2002:

                                                    Millions of     Thousands of
      Years ending September 30                         yen         U.S. dollars
      -------------------------                     -----------     ------------
      2003                                             6,198            50,390
      2004                                             5,733            46,610
      2005                                             5,032            40,911
      2006                                             2,624            21,333
      2007                                             1,915            15,569
      Thereafter                                       8,365            68,008
                                                      ------           -------
      Total minimum lease payments                    29,867           242,821
                                                      ======           =======

(6)   Securitization

      For the six months ended September 30, 2002, Hitachi Capital Corporation
      (HCC), a financing subsidiary, transferred lease receivables. In this transaction, HCC sold mainly lease receivables to Special Purpose Entities
      (SPE), and the SPE issued asset-backed commercial papers to investors. The investors and the SPE have no recourse to HCC's other assets for failure of debtors to pay when due. HCC retained servicing responsibilities and subordinated interests, but has not recorded a servicing asset or liability since the cost to service the receivables approximates the servicing income. The retained interests are not material and subordinate to investor's interests. For the six months ended September 30, 2002, gains recognized on the transfer of lease receivables amounted to JPY 4,064 million ($33,041 thousand).

      The table below summarizes certain cash flows received from and paid to the SPE during the six months ended September 30, 2002:

                                                                                Thousands of
                                                            Millions of yen     U.S. dollars
                                                            ---------------     -------------
                                                             September 30,      September 30,
                                                                 2002              2002
                                                            ---------------     -------------
      Proceeds from transfer of lease receivables               124,010            1,008,211
      Servicing fees received                                        14                  114
      Purchases of delinquent or ineligible assets               (3,936)             (32,000)

      Quantitative information about delinquencies, net credit losses, and components of lease receivables subject to transfer and other assets managed together as of and for the six months ended September 30, 2002 are as follows:

                                                                                  Millions of yen
                                                             -------------------------------------------------------
                                                                                 September 30, 2002
                                                             -------------------------------------------------------
                                                                                      Principal
                                                                                      amount of
                                                             Total principal       receivables 90
                                                                amount of            days or more         Net credit
                                                               receivables             past due             losses
                                                             ---------------       ---------------        ----------
      Total assets managed or transferred:
           Lease receivables                                      772,936                  935                836
           Assets transferred                                    (313,410)
                                                                 --------
      Assets held in portfolio                                    459,526
                                                                 ========

                                                                             Thousands of U.S. dollars
                                                             -------------------------------------------------------
                                                                                 September 30, 2002
                                                             -------------------------------------------------------
                                                                                      Principal
                                                                                      amount of
                                                             Total principal       receivables 90
                                                                amount of            days or more         Net credit
                                                               receivables             past due             losses
                                                             ---------------       ---------------        ----------
      Total assets managed or transferred:
           Lease receivables                                      6,284,033              7,602              6,797
           Assets transferred                                    (2,548,049)
                                                                 ----------
      Assets held in portfolio                                    3,735,984
                                                                 ==========

      For the six months ended September 30, 2002, the Company and certain subsidiaries sold trade receivables mainly through the SPE which securitized these receivables. In these securitizations, the Company and certain subsidiaries retained servicing responsibility. No servicing asset or liability has been recorded because the fees for servicing the receivable approximate the related costs. In addition, the Company and certain subsidiaries retained subordinated interests which are not material. The investors and the SPE have no recourse to the Company and its subsidiaries for delinquent trade receivables. During the six months ended September 30, 2002, proceeds from transfer of trade receivables are JPY 531,191 million ($4,318,626 thousand) and costs recognized on those transfers are JPY 1,267 million ($10,301 thousand).

(7)   Goodwill and Other Intangible Assets

      In accordance with SFAS 142, "Goodwill and Other Intangible Assets," on April 1, 2002, the Company reassessed the useful lives of previously recognized intangible assets, reassigned the goodwill and completed an impairment test. No impairment loss was recognized.
      Intangible assets excluding goodwill acquired during the six months ended September 30, 2002 and related amortization expense amounted to JPY 82,889 million ($673,894 thousand), and JPY 40,061 million ($325,699 thousand), respectively. The main component of intangible assets subject to amortization was capitalized software.

      Intangible assets excluding goodwill as of April 1, 2002 and September 30, 2002 are presented below:

                                                                         Millions of yen
                                          --------------------------------------------------------------------------------
                                                     September 30, 2002                           April 1, 2002
                                          ---------------------------------------   --------------------------------------
                                             Gross     Accumulated      Net            Gross      Accumulated      Net
                                           carrying    amortization   carrying        carrying    amortization  carrying
                                            amount                     amount          amount                    amount
                                          ------------ ------------ -------------   ------------- ------------ -----------
      Amortized intangible assets
        Software                              240,210      149,199        91,011         216,200      128,228       87,972
        Software for internal use             212,955      117,799        95,156         191,539      107,100       84,439
        Other                                  77,150       43,423        33,727          71,652       39,113       32,539
                                              -------      -------       -------         -------      -------      -------
                                              530,315      310,421       219,894         479,391      274,441      204,950
                                              =======      =======       =======         =======      =======      =======
      Unamortized intangible assets            10,695            -        10,695           8,165            -        8,165

                                                                     Thousands of U.S. dollars
                                          --------------------------------------------------------------------------------
                                                     September 30, 2002                           April 1, 2002
                                          ---------------------------------------   --------------------------------------
                                             Gross     Accumulated      Net            Gross      Accumulated      Net
                                           carrying    amortization   carrying        carrying    amortization  carrying
                                            amount                     amount          amount                    amount
                                          ------------ ------------ -------------   ------------- ------------ -----------
      Amortized intangible assets
        Software                            1,952,927    1,213,000       739,927       1,757,723    1,042,504      715,219
        Software for internal use           1,731,341      957,715       773,626       1,557,228      870,732      686,496
        Other                                 627,236      353,033       274,203         582,537      317,992      264,545
                                            ---------    ---------     ---------       ---------    ---------    ---------
                                            4,311,504    2,523,748     1,787,756       3,897,488    2,231,228    1,666,260
                                            =========    =========     =========       =========    =========    =========
      Unamortized intangible assets            86,951            -        86,951          66,382            -       66,382

      The changes in the carrying amount of goodwill for the six months ended September 30, 2002 are as follows:

                                                                Millions of yen
                          ---------------------------------------------------------------------------------------
                           Balance at                                              Translation        Balance at
                          beginning of       Acquired during                       adjustment          end of
                           the period         the period        Impairment loss     and other         the period
                          ------------       ---------------    ---------------    -----------        -----------
      Goodwill                27,299             8,232                -              (2,183)            33,348

                                                           Thousands of U.S. dollars
                          ---------------------------------------------------------------------------------------
                           Balance at                                              Translation        Balance at
                          beginning of       Acquired during                       adjustment           end of
                           the period         the period        Impairment loss     and other         the period
                          ------------       ---------------    ---------------   ------------        -----------
      Goodwill                221,943             66,927              -              (17,748)           271,122

      The following tables show reconciliation of reported net income (loss), basic net income (loss) per share and diluted net income (loss) per share to the amounts adjusted to exclude the amortization expense of goodwill for the six months ended September 30, 2002 and 2001:

                                                                                                          Thousands of U.S.
                                                                          Millions of yen                      dollars
                                                                   --------------------------------       -----------------
                                                                   September 30,      September 30,          September 30,
                                                                       2002               2001                   2002
                                                                   -------------      -------------          -------------
      Reported net income (loss)                                      12,852            (110,543)                104,488
      Goodwill amortization                                                -                 312                       -
                                                                      ------            --------                 -------
      Adjusted net income (loss)                                      12,852            (110,231)                104,488
                                                                      ======            ========                 =======

                                                                                 Yen                          U.S. dollar
                                                                   --------------------------------          -------------
                                                                   September 30,      September 30,          September 30,
                                                                       2002               2001                   2002
                                                                   -------------      -------------          -------------
      Reported basic net income (loss) per share                      3.85              (33.12)                  0.03
      Goodwill amortization                                              -                0.10                      -
                                                                      ----              ------                   ----
      Adjusted basic net income (loss) per share                      3.85              (33.02)                  0.03
                                                                      ====              ======                   ====

                                                                                 Yen                          U.S. dollar
                                                                   --------------------------------          -------------
                                                                   September 30,      September 30,          September 30,
                                                                       2002               2001                   2002
                                                                   -------------      -------------          -------------
      Reported diluted net income (loss) per share                     3.77              (33.12)                  0.03
      Goodwill amortization                                               -                0.10                      -
                                                                       ----              ------                   ----
      Adjusted diluted net income (loss) per share                     3.77              (33.02)                  0.03
                                                                       ====              ======                   ====

(8)   Restricted Assets

      The Company and its subsidiaries provide their investment in certain subsidiaries as collateral for bank loans of JPY 20,977 million ($170,545 thousand). The collateralized number of shares and their fair values as of September 30, 2002 are as follows:

                                                                                                          Fair value
                                             Number of                       Collateralized        as of September 30, 2002
                                              shares                           number of           ------------------------
                                               owned         Percent of          shares            Millions    Thousands of
      Subsidiary name                       in thousand      ownership        in thousand           of yen     U.S. dollars
      ---------------                       -----------      ----------      --------------        --------    ------------
      Hitachi Capital Corporation              71,273          53.7%             16,800             25,670         208,699
      Hitachi Maxell, Ltd.                     51,811          52.2               1,200              1,774          14,423
      Hitachi Powdered Metals Co., Ltd.        17,072          53.3               5,900              3,021          24,561

      In accordance with Trustee agreements for the unsecured convertible debentures series 6th and 7th, the 16,977,000 shares of investments in Hitachi Software Engineering Co., Ltd. and the 48,401,000 shares of investments in Hitachi High-Technologies Co., Ltd. are held in trust. As of September 30, 2002, the fair values of the shares held in trust are JPY 51,440 million ($418,211 thousand) and JPY 82,330 million ($669,350 thousand), respectively.

      In accordance with Trustee agreement for a subsidiary's unsecured convertible debentures series 4th, the 4,000,000 shares of investment in Hitachi Powdered Metals Co., Ltd. are held in trust. The fair value of the shares held in trust is JPY 2,048 million ($16,650 thousand) as of September 30, 2002.

(9)   Dividend Restriction

      Pursuant to the terms of the indentures under which the unsecured convertible debentures due in 2004 were issued, accumulated cash dividends (including interim dividends) paid by the Company for the fiscal years beginning after March 31, 1989 may not exceed accumulated net income in the audited consolidated statements of income for the fiscal years beginning after March 31, 1989 plus JPY 65,000 million ($528,455 thousand) as long as these debentures are outstanding. In determining the accumulated cash dividends, interim cash dividends to be paid on and after April 1, 1990 are considered to be a part of the cash dividends of the previous fiscal year. As of March 31, 2002, the accumulated cash dividends and the accumulated net income including JPY 65,000 million ($528,455 thousand), which are defined by the above terms, amounted to JPY 409,059 million ($3,325,683 thousand) and JPY 424,366 million ($3,450,130 thousand), respectively.

(10)  Commitments and Contingencies

      The Company and its operating subsidiaries are contingently liable for loan guarantees in the amount of approximately JPY 33,919 million ($275,764 thousand) as of September 30, 2002. In addition, Hitachi Capital Corporation, a financing subsidiary, is the guarantor of consumer loans totaling JPY 508,855 million ($4,137,033 thousand) as of September 30, 2002.

      Credit-related losses in the event of non-performance are not expected to be material. The Company and its subsidiaries sometimes require collateral from the counterparties for the purpose of reducing credit risk in appropriate cases.

      Hitachi Capital Corporation provides certain revolving lines of credit to its credit card holders in accordance with the terms of the credit card business customer service contracts. Furthermore, Hitachi Capital Corporation provides credit facilities to parties in accordance with the service agency business contracts from which temporary payments on behalf of such parties are made. In addition, the Company provides a loan commitment to an affiliated company.

      The outstanding balance of the revolving lines of credits, credit facilities and loan commitments as of September 30, 2002 and March 31, 2002 is as follows:

                                                                                        Thousands of
                                                         Millions of yen                U.S. dollars
                                                -------------------------------         -------------
                                                September 30,         March 31,         September 30,
                                                     2002              2002                  2002
                                                -------------         ---------         -------------
      Total commitment available                  667,395              678,861             5,425,976
      Amount utilized                               1,260                1,125                10,244
                                                  -------              -------             ---------
      Balance available                           666,135              677,736             5,415,732
                                                  =======              =======             =========

      A portion of the revolving lines of credit which are pending credit approval cannot be utilized.

      As of September 30, 2002, the Company had unused committed lines of credit from short-term financing arrangements aggregating JPY 120,000 million ($975,610 thousand).

      It is common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable.

      As of September 30, 2002 and March 31, 2002, the companies are contingently liable for trade notes discounted and endorsed in the following amounts:

                                                                                        Thousands of
                                                         Millions of yen                U.S. dollars
                                                -------------------------------         -------------
                                                September 30,         March 31,         September 30,
                                                     2002              2002                  2002
                                                -------------         ---------         -------------
      Notes discounted                             3,359                3,452               27,309
      Notes endorsed                              26,078               33,062              212,016
                                                  ------               ------              -------
                                                  29,437               36,514              239,325
                                                  ======               ======              =======

      The Company and certain subsidiaries are subject to several legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of the management, have a material adverse effect on the financial position and results of operations of the Company and certain subsidiaries.

(11)  Other Income and Other Deductions

      For the six months ended September 30, 2001, the Company recorded a restructuring charge of JPY 15,484 million as other deductions, primarily associated with reorganization and streamlining of business in Digital Media & Consumer Products division, Electronic Devices division and High Functional Materials & Components division. Included in this total are special termination benefits of JPY 8,949 million and losses of JPY 5,197 million on the sale or disposal of assets.

      "Other Income" for the six months ended September 30, 2002 includes net gain on securities in the amount of JPY 14,027 million ($114,041 thousand). "Other deductions" for the six months ended September 30, 2002 includes foreign currency transaction loss of JPY 15,712 million ($127,740 thousand) and a loss of JPY 8,425 million ($68,496 thousand) of equity in earnings of affiliated companies.

      "Other deductions" for the six months ended September 30, 2001 includes a loss of JPY 13,556 million of equity in earnings of affiliated companies and foreign currency transaction loss of JPY 9,508 million.

(12)  Net Income (Loss) Per Share Information

      The reconciliations of the numbers and the amounts used in the basic and diluted net income (loss) per share computations for the six months ended September 30, 2002 and 2001 are as follows:

                                                                                  Number of shares
                                                                         ------------------------------
                                                                         September 30,    September 30,
                                                                             2002             2001
                                                                         -------------    -------------
      Weighted average number of shares on
        which basic net income (loss) per share is calculated            3,337,869,526    3,337,933,173
      Effect of dilutive securities:
         5th series convertible debentures                                           -                -
         6th series convertible debentures                                           -                -
         7th series convertible debentures                                           -                -
                                                                         -------------    -------------
      Number of shares on which diluted net income
        (loss) per share is calculated                                   3,337,869,526    3,337,933,173
                                                                         =============    =============

                                                                                                Thousands of
                                                                Millions of yen                 U.S. dollars
                                                      -------------------------------           -------------
                                                      September 30,       September 30,         September 30,
                                                           2002              2001                  2002
                                                      -------------       -------------         -------------
      Net income (loss) applicable to
        common stockholders                             12,852              (110,543)              104,488
      Effect of dilutive securities:
        5th series convertible debentures                    -                     -                     -
        6th series convertible debentures                    -                     -                     -
        7th series convertible debentures                    -                     -                     -
        Other                                             (260)                    -                (2,114)
                                                        ------              --------               -------
      Net income (loss) on which diluted net income
        (loss) per share is calculated                  12,592              (110,543)              102,374
                                                        ======              ========               =======

                                                                      Yen                       U.S. dollar
                                                          ------------------------              -----------
      Net income (loss) per share:
        Basic                                             3.85              (33.12)                  0.03
        Diluted                                           3.77              (33.12)                  0.03

      The net income (loss) per share computation for the six months ended September 30, 2002 and 2001 excludes 6th and 7th series convertible debentures because their effect would have been antidilutive. In addition, 5th series convertible debentures were redeemed in March 2002.

(13)  Derivative Instruments and Hedging Activities

      Overall risk profile

      The major manufacturing bases of the Company and its subsidiaries are located in Japan and Asia. The selling bases are located globally, and the Company and its subsidiaries generate approximate 30% of their sales from overseas. These sales are mainly denominated in U.S. dollar or Euro. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rate.

      The financing subsidiaries in London, New York and Singapore issue U.S. dollar denominated, variable rate, medium-term notes mainly through the Euro markets to finance its overseas long-term operating capital. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rate and interest rate.

      The Company and its subsidiaries are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified into a number of major financial institutions.

      Risk management policy

      The Company and its subsidiaries assess foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. It is the Company's policy that the Company and its subsidiaries do not enter into derivative financial instruments for any purpose other than hedging purposes.

      Foreign currency exchange rate risk management

      The Company and its subsidiaries have assets and liabilities which are exposed to foreign currency exchange rate risk and, as a result, they enter into forward exchange contracts and cross currency swap agreements for the purpose of hedging these risk exposures.

      In order to fix the future net cash flows principally from trade receivables and payables recognized, which are denominated in foreign currencies, the Company and its subsidiaries on a monthly basis measure the volume and due date of future net cash flows by currencies. In accordance with their policy, a certain portion of measured net cash flows is covered using forward exchange contracts, which principally mature within one year.

      The Company and its subsidiaries enter into cross currency swap agreements with the same maturities as underlying debts to fix cash flows from long-term debts denominated in foreign currencies. The hedging relationship between the derivative financial instrument and its hedged item is highly effective in achieving offsetting changes in foreign currency exchange rates.

      Interest rate risk management

      The Company's and its subsidiaries' exposure to interest rate risk is related principally to long-term debt obligations. These debt obligations expose the Company and its subsidiaries to variability in the future cash outflow of interest payments due to changes in interest rates. Management believes it is prudent to minimize the variability caused by interest rate risk.

      To meet this objective, the Company and its subsidiaries principally enter into interest rate swaps to manage fluctuations in cash flows resulting from interest rate risk. The interest rate swaps principally change the variable-rate cash flows on debt obligations to fixed-rate cash flows principally associated with medium-term notes by entering into receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, the Company and its subsidiaries receive variable interest rate payments and make fixed interest rate payments, thereby creating fixed-rate long-term debt. The hedging relationship between the interest rate swaps and its hedged item is highly effective in achieving offsetting changes in cash flows resulting from interest rate risk.

      Fair value hedge

      Changes in fair value of both recognized assets and liabilities, and derivative financial instruments designated as fair value hedges of these assets and liabilities are recognized in other income (deductions). Derivative financial instruments designated as fair value hedges include forward exchange contracts associated with operating transactions and cross currency swap agreements associated with financing transactions.

      The sum of the amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the six months ended September 30, 2002 and 2001, respectively.

      Cash flow hedge

      Foreign Currency Exposure

      Changes in fair value of forward exchange contracts designated and qualifying as cash flow hedges of forecasted transactions and recognized assets and liabilities are reported in accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings in the same period as the hedged items affect earnings.

      The sum of the amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the six months ended September 30, 2002 and 2001.

      As of September 30, 2002, the maximum length of time over which the Company and its subsidiaries are hedging their exposure to the variability in future cash flows associated with foreign currency forecasted transactions is approximately 20 months.

      Interest Rate Exposure

      Changes in fair values of interest rate swaps designated as hedging instruments for the variability of cash flows associated with long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest charges as a yield adjustment in the same period in which the hedged debt obligations affect earnings.

      Interest charges for the six months ended September 30, 2002 and 2001 includes losses of JPY 87 million ($707 thousand) and gains of JPY 356 million, respectively, which represents the component excluded from the assessment of hedge effectiveness.

      The contract or notional amounts of derivative financial instruments held as of September 30, 2002 and March 31, 2002 are summarized as follows:

                                                                                                 Thousands of
                                                                 Millions of yen                 U.S. dollars
                                                          ---------------------------            -------------
                                                          September 30,     March 31,            September 30,
                                                              2002            2002                   2002
                                                          -------------     ---------            -------------
      Forward exchange contracts:
           To sell foreign currencies                           100,499       105,054                 817,065
           To buy foreign currencies                             46,798        15,489                 380,472
      Cross currency swap agreements:
           To sell foreign currencies                            51,651        71,798                 419,927
           To buy foreign currencies                            131,885       170,802               1,072,236
      Interest rate swaps                                       503,669       606,847               4,094,870

(14)  Fair Value of Financial Instruments

      The following methods and assumptions are used to estimate the fair values of financial instruments:

      Investment in securities

      The fair value of investment in securities is estimated based on quoted market prices for these or similar securities.

      Long-term debt

      The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using the companies' incremental borrowing rates for similar borrowing arrangements.

      Cash and cash equivalents, Trade receivables, Short-term debt and Trade payables

      The carrying amount approximates the fair value because of the short maturity of these instruments.

      The carrying amounts and estimated fair values of the financial instruments as of September 30, 2002 and March 31, 2002 are as follows:


                                                                             Millions of yen
                                                 ---------------------------------------------------------------------
                                                         September 30, 2002                      March 31, 2002
                                                 -------------------------------         -----------------------------
                                                  Carrying            Estimated           Carrying          Estimated
                                                   amounts           fair values           amounts         fair values
                                                 -----------         -----------         -----------       -----------
      Investment in securities:
        Short-term investments                      160,862              160,863            178,933            178,933
        Investments and advances                    363,963              363,908            446,148            446,139
      Long-term debt                             (2,039,207)          (2,093,068)        (2,164,386)        (2,222,585)

                                                    Thousands of U.S. dollar
                                                ---------------------------------
                                                       September 30, 2002
                                                ---------------------------------
                                                  Carrying            Estimated
                                                  amounts            fair values
                                                -----------         -------------
     Investment in securities:
       Short-term investments                     1,307,821           1,307,829
       Investments and advances                   2,959,049           2,958,602
     Long-term debt                             (16,578,919)        (17,016,813)

      It is not practicable to estimate the fair value of investments in unlisted common stock because of the lack of a market price and difficulty in estimating fair value without incurring excessive cost. The carrying amounts of these investments at September 30, 2002 and March 31, 2002 totaled JPY 75,206 million ($611,431 thousand) and JPY 73,639 million, respectively.

(15)  Subsequent Events

      On June 3, 2002, the Company signed a definitive agreement with International Business Machines Corp. (IBM) to transfer IBM's hard disk drive operations and related intellectual property portfolio to a new stand-alone company. Hitachi will purchase the majority ownership in this new company for a total cash purchase price of JPY 252,150 million ($2,050,000 thousand). The purchase price, which will be subject to a purchase price adjustment, will be paid over a three-year period in the amounts of JPY 176,505 million ($1,435,000 thousand), JPY 25,215 million ($205,000 thousand) and JPY 50,430 million ($410,000 thousand) for a cumulative ownership interest by the Company of 70%, 80% and 100% in each of the three years, respectively. The Company will have full voting rights to the new company upon closing and the new company will be required to have JPY 21,525 million ($175,000 thousand) in cash and cash equivalents prior to closing. The Company's board of directors meeting held on December 26, 2002 resolved that the purchase be completed on December 31, 2002.

      On October 1, 2002, the Company issued 25,143,245 shares of common stock and exchanged 0.197 shares of the Company's common stock for each share of common stock outstanding of Hitachi Unisia Automotive, Ltd. (former UNISIA JECS Corporation) with the former UNISIA JECS Corporation registered shareholders as of September 30, 2002.

      On October 3, 2002, the Company and Mitsubishi Electric Corporation reached a basic agreement to establish a new semiconductor company, Renesas Technology Corp. with a focus on system LSI operation. The new company will be incorporated on April 1, 2002 through a corporate split procedure, where a portion of the Company and Mitsubishi Electric Corporation will be spun-off. The Company signed the plan of corporate split on December 26, 2002 and has scheduled a General Shareholders Meeting on February 6, 2003 to approve the intended plan of the corporate split. Renesas Technology Corp. will have a capitalization of JPY 50,000 million ($406,504 thousand) through the issuance of common stock totaling 5,000,000 ordinary shares. The Company and Mitsubishi Electric Corporation are scheduled to receive 2,750,000 shares and 2,250,000 shares, respectively. Renesas Technology Corp. will be accounted for under the equity method by the Company as major decisions will require consensus between the Company and Mitsubishi Electric Corporation in accordance with the joint venture agreement.

SEGMENT INFORMATION
Industry Segments
Hitachi, Ltd. and Subsidiaries
Six months ended September 30, 2002 and 2001

                                                                            Millions of
                                                      Millions of yen       U.S. dollars
                                               -------------------------    ------------     (A)/(B)
                                                 2002 (A)      2001 (B)         2002          x 100
                                               ----------     ----------    ------------   ----------
Sales:

     Information & Telecommunication Systems      878,230        873,312         7,140            101%
                                                     (18%)          (18%)
                                               ----------     ----------    ----------     ----------
     Electronic Devices                           766,417        765,090         6,231            100
                                                     (16%)          (15%)
                                               ----------     ----------    ----------     ----------
     Power & Industrial Systems                 1,068,101      1,117,375         8,684             96
                                                     (22%)          (22%)
                                               ----------     ----------    ----------     ----------
     Digital Media & Consumer Products            597,689        582,493         4,859            103
                                                     (12%)          (12%)
                                               ----------     ----------    ----------     ----------
     High Functional Materials & Components       613,061        628,175         4,984             98
                                                     (12%)          (13%)
                                               ----------     ----------    ----------     ----------
     Logistics, Services & Others                 700,613        707,766         5,696             99
                                                     (14%)          (14%)
                                               ----------     ----------    ----------     ----------
     Financial Services                           293,321        281,102         2,385            104
                                                      (6%)           (6%)
                                               ----------     ----------    ----------     ----------
          Subtotal                              4,917,432      4,955,313        39,979             99
                                                    (100%)         (100%)
                                               ----------     ----------    ----------     ----------
          Eliminations & Corporate items       (1,000,941)    (1,017,192)       (8,138)             -
                                               ----------     ----------    ----------     ----------
              Total                             3,916,491      3,938,121        31,841             99%
                                               ==========     ==========    ==========     ==========
Operating Income (Loss):
     Information & Telecommunication Systems       42,167         14,558           343            290%
                                               ----------     ----------    ----------     ----------
     Electronic Devices                            (7,918)       (72,918)          (64)             -
                                               ----------     ----------    ----------     ----------
     Power & Industrial Systems                    11,111         26,736            90             42
                                               ----------     ----------    ----------     ----------
     Digital Media & Consumer Products              5,747         (6,022)           47              -
                                               ----------     ----------    ----------     ----------
     High Functional Materials & Components         9,042         (1,475)           73              -
                                               ----------     ----------    ----------     ----------
     Logistics, Services & Others                   1,457          7,372            12             20
                                               ----------     ----------    ----------     ----------
     Financial Services                            18,653         20,403           152             91
                                               ----------     ----------    ----------     ----------
          Subtotal                                 80,259        (11,346)          653              -
                                               ----------     ----------    ----------     ----------
          Eliminations & Corporate items          (18,571)       (30,764)         (151)             -
                                               ----------     ----------    ----------     ----------
              Total                                61,688        (42,110)          502              -%
                                               ==========     ==========    ==========     ==========



Notes:

1.   Net sales by industry segment include intersegment transactions.

2. SEGMENT INFORMATION is disclosed in accordance with a ministerial ordinance under the Securities and Exchange Law of Japan.

3. In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. Under accounting principles generally accepted in the United States of America, restructuring charges, impairment losses and special termination benefits are included as part of operating income (loss).

4. The figures in this information are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of JPY 123=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of September 30, 2002.

Geographic Segments
Hitachi, Ltd. and Subsidiaries
Six months ended September 30, 2002 and 2001



                                                                                                    Millions of
                                                                 Millions of yen                   U.S. dollars
                                                         --------------------------------          ------------       (A)/(B)
                                                           2002 (A)            2001 (B)               2002            x 100
                                                         ------------        ------------          ------------       -------
Sales:
   Japan
        Outside customer sales                              3,003,621           3,050,225               24,420             98%
                                                                 (65%)               (66%)
        Intersegment transactions                             501,040             444,492                4,073            113
                                                                 (11%)               (10%)
            Total                                           3,504,661           3,494,717               28,493            100
                                                                 (76%)               (76%)
                                                         ------------        ------------           ----------        -------
   Asia
        Outside customer sales                                312,220             292,640                2,538            107
                                                                  (7%)                (6%)
        Intersegment transactions                             168,355             184,263                1,369             91
                                                                  (3%)                (4%)
            Total                                             480,575             476,903                3,907            101
                                                                 (10%)               (10%)
                                                         ------------        ------------           ----------        -------

   North America
        Outside customer sales                                394,660             392,181                3,209            101
                                                                  (9%)                (8%)
        Intersegment transactions                              19,434              23,714                  158             82
                                                                  (0%)                (1%)
            Total                                             414,094             415,895                3,367            100
                                                                 (9%)                 (9%)
                                                         ------------        ------------           ----------        -------
   Europe
        Outside customer sales                                177,056             176,216                1,439            100
                                                                  (4%)                (4%)
        Intersegment transactions                              12,281              17,191                  100             71
                                                                  (0%)                (0%)
            Total                                             189,337             193,407                1,539             98
                                                                  (4%)                (4%)
                                                         ------------        ------------           ----------        -------
   Other Areas
        Outside customer sales                                 28,934              26,859                  235            108
                                                                  (1%)                (1%)
        Intersegment transactions                               1,323               1,033                   11            128
                                                                  (0%)                (0%)
            Total                                              30,257              27,892                  246            108
                                                                  (1%)                (1%)
                                                         ------------        ------------           ----------        -------
                Subtotal                                    4,618,924           4,608,814               37,552            100
                                                                (100%)              (100%)
                                                         ------------        ------------           ----------        -------
                Eliminations                                 (702,433)           (670,693)              (5,711)             -
                                                         ------------        ------------           ----------        -------
                    Total                                   3,916,491           3,938,121               31,841             99%
                                                         ============        ============           ==========        =======


                                                                        Millions of
                                                 Millions of yen       U.S. dollars
                                               ---------------------   ------------     (A)/(B)
                                               2002 (A)     2001 (B)        2002         x 100
                                               --------     --------        ----        -------
Operating Income (Loss):
          Japan                                 65,775      (12,100)         535             -%
                                                  (78%)           -
                                               -------      -------         ----          ----
          Asia                                   7,740       (2,389)          63             -
                                                   (9%)           -
                                               -------      -------         ----          ----
          North America                          3,037      (15,096)          25             -
                                                   (4%)           -
                                               -------      -------         ----          ----
          Europe                                 6,442        2,101           52           307
                                                   (8%)           -
                                               -------      -------         ----          ----
          Other Areas                              748          831            6            90
                                                   (1%)           -
                                               -------      -------         ----          ----
              Subtotal                          83,742      (26,653)         681             -
                                                 (100%)           -
                                               -------      -------         ----          ----
              Eliminations & Corporate items   (22,054)     (15,457)        (179)            -
                                               -------      -------         ----          ----
                  Total                         61,688      (42,110)         502             -%
                                               =======      =======         ====         =====



Sales by Market
Hitachi, Ltd. and Subsidiaries
Six months ended September 30, 2002 and 2001

                                                                         Millions of
                                                 Millions of yen        U.S. dollars
                                              -----------------------   ------------     (A)/(B)
                                               2002 (A)      2001 (B)        2002         x 100
                                              ----------    ---------       ------       -------
     Japan                                     2,633,108    2,700,418       21,407         98%
                                                    (67%)        (69%)
                                               ---------    ---------       ------        ----
     Outside Japan

          Asia                                   498,594      431,526        4,054        116
                                                    (13%)        (11%)
                                               ---------    ---------       ------        ----
          North America                          426,980      450,872        3,471         95
                                                    (11%)        (11%)
                                               ---------    ---------       ------        ----
          Europe                                 262,185      256,943        2,132        102
                                                     (7%)         (7%)
                                               ---------    ---------       ------        ----
          Other Areas                             95,624       98,362          777         97
                                                     (2%)         (2%)
                                               ---------    ---------       ------        ----
              Subtotal                         1,283,383    1,237,703       10,434        104
                                                    (33%)        (31%)
                                               ---------    ---------       ------        ----
                  Total                        3,916,491    3,938,121       31,841         99%
                                                   (100%)       (100%)
                                               =========    =========       ======        ====